FORM SE
FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS BY ELECTRONIC FILERS

IMH Assets Corp.
Exact Name of Registrant as Specified in Charter

0001017447
Registrant CIK Number

Form 8-K, September 28, 2004, Series 2004-8
Electronic Report, Schedule or Registration Statement of Which the Documents Are a Part (give period of report)

333-117817
SEC File Number, if available

04044171

SEC MAIL PROCESSING SECTION
RECEIVED
SEP 30 2004
WASH, D.C. 208

Name of Person Filing the Document
(If Other than the Registrant)

PROCESSED
OCT - 1 2004
THOMSON
FINANCIAL
E

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

IMH ASSETS CORP.

By: Richard Johnson
Name: Richard Johnson
Title: Chief Financial Officer

Dated: September 28th, 2004

IN ACCORDANCE WITH RULE 202 OF REGULATION S-T, THIS EXHIBIT IS BEING FILED IN PAPER PURSUANT TO A CONTINUING HARDSHIP EXEMPTION.

EXHIBIT INDEX

Exhibit No.	Description	Format
99.1	Collateral Term Sheets	P*

*The Collateral Term Sheets have been filed on paper pursuant to a continuing hardship exemption from certain electronic filing requirements.

ABS New Transaction

Computational Materials

Impac CMB Trust Series 2004-8

COLLATERALIZED ASSET-BACKED BONDS, SERIES 2004-8

IMH Assets Corp.
Depositor

Impac Mortgage Holdings, Inc.
Seller

Impac Funding Corporation
Master Servicer

The attached tables and other statistical analyses (the "Computational Materials") are furnished to you solely by Merrill Lynch, Pierce, Fenner & Smith Incorporated ("Merrill Lynch") and not by the issuer of the securities or any of its affiliates. The issuer of these securities has not prepared or taken part in the preparation of these materials. None of Merrill Lynch, the issuer of the securities nor any of their affiliates makes any representation as to the accuracy or completeness of the information herein. The information herein is preliminary, and will be superseded by the applicable Prospectus Supplement and by any other information subsequently filed with the Securities and Exchange Commission. The information herein may not be provided by the addressees to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purposes of evaluating said material.

Numerous assumptions were used in preparing the Computational Materials, which may or may not be stated therein. As such, no assurance can be given as to the accuracy, appropriateness or completeness of the Computational Materials in any particular context; or as to whether the Computational Materials and/or the assumptions upon which they are based reflect present market conditions or future market performance. These Computational Materials should not be construed as either projections or predictions or as legal, tax, financial or accounting advice.

Any yields or weighted average lives shown in the Computational Materials are based on prepayment assumptions and actual prepayment experience may dramatically affect such yields or weighted average lives. In addition, it is possible that prepayments on the underlying assets will occur at rates slower or faster than the rates assumed in the attached Computational Materials. Furthermore, unless otherwise provided, the Computational Materials assume no losses on the underlying assets and no interest shortfall. The specific characteristics of the securities may differ from those shown in the Computational Materials due to differences between the actual underlying assets and the hypothetical assets used in preparing the Computational Materials. The principal amount and designation of any security described in the Computational Materials are subject to change prior to issuance.

Although a registration statement (including the prospectus) relating to the securities discussed in this communication has been filed with the Securities and Exchange Commission and is effective, the final prospectus supplement relating to the securities discussed in this communication has not been filed with the Securities and Exchange Commission. This communication shall not constitute an offer to sell or the solicitation of any offer to buy nor shall there be any sale of the securities discussed in this communication in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state. Prospective purchasers are referred to the final prospectus and prospectus supplement relating to the securities discussed in this communication for definitive information on any matter discussed in this communication. A final prospectus and prospectus supplement may be obtained by contacting the Merrill Lynch Trading Desk at (212) 449-3659.

Please be advised that asset-backed securities may not be appropriate for all investors. Potential investors must be willing to assume, among other things, market price volatility, prepayments, yield curve and interest rate risk. Investors should fully consider the risk of an investment in these securities.

If you have received this communication in error, please notify the sending party immediately by telephone and return the original to such party by mail.

Number of Units	Current Balance	# of Loans	%	Average Balance	Gross WAC	Remg. Term	Credit Score	Orig LTV	DSCR
1 to 5	748,221.46	2	0.74	374,110.73	5.083	356	768	60.45	1.24
6 to 10	21,209,782.44	37	20.99	573,237.36	5.248	356	709	60.62	1.27
11 to 15	17,077,816.60	21	16.90	813,229.36	5.226	356	720	64.14	1.32
16 to 20	16,305,326.19	17	16.13	959,136.83	5.080	356	708	66.39	1.24
21 to 25	8,274,458.28	7	8.19	1,182,065.47	5.187	357	717	62.95	1.35
26 to 30	12,733,521.86	8	12.60	1,591,690.23	5.445	357	735	63.80	1.27
31 to 35	6,714,942.04	4	6.64	1,678,735.51	5.498	357	748	62.21	1.26
36 to 40	2,862,894.25	2	2.83	1,431,447.13	5.007	355	743	71.60	1.25
41 to 45	4,644,457.01	2	4.60	2,322,228.51	5.381	358	736	65.29	1.18
46 to 50	4,976,209.48	2	4.92	2,488,104.74	5.245	356	693	65.05	1.27
71 to 75	2,957,359.20	1	2.93	2,957,359.20	4.875	357	763	70.00	1.43
81 to 85	2,558,243.00	1	2.53	2,558,243.00	5.125	357	769	75.00	1.51
Total:	**101,063,231.81**	**104**	**100.00**	**971,761.84**	**5.237**	**356**	**722**	**64.23**	**1.29**

ABS New Transaction

Computational Materials

Impac CMB Trust Series 2004-8
COLLATERALIZED ASSET-BACKED BONDS, SERIES 2004-8

IMH Assets Corp.
Depositor

Impac Mortgage Holdings, Inc.
Seller

Impac Funding Corporation
Master Servicer

The attached tables and other statistical analyses (the "Computational Materials") are furnished to you solely by Merrill Lynch, Pierce, Fenner & Smith Incorporated ("Merrill Lynch") and not by the issuer of the securities or any of its affiliates. The issuer of these securities has not prepared or taken part in the preparation of these materials. None of Merrill Lynch, the issuer of the securities nor any of their affiliates makes any representation as to the accuracy or completeness of the information herein. The information herein is preliminary, and will be superseded by the applicable Prospectus Supplement and by any other information subsequently filed with the Securities and Exchange Commission. The information herein may not be provided by the addressees to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purposes of evaluating said material.

Numerous assumptions were used in preparing the Computational Materials, which may or may not be stated therein. As such, no assurance can be given as to the accuracy, appropriateness or completeness of the Computational Materials in any particular context; or as to whether the Computational Materials and/or the assumptions upon which they are based reflect present market conditions or future market performance. These Computational Materials should not be construed as either projections or predictions or as legal, tax, financial or accounting advice.

Any yields or weighted average lives shown in the Computational Materials are based on prepayment assumptions and actual prepayment experience may dramatically affect such yields or weighted average lives. In addition, it is possible that prepayments on the underlying assets will occur at rates slower or faster than the rates assumed in the attached Computational Materials. Furthermore, unless otherwise provided, the Computational Materials assume no losses on the underlying assets and no interest shortfall. The specific characteristics of the securities may differ from those shown in the Computational Materials due to differences between the actual underlying assets and the hypothetical assets used in preparing the Computational Materials. The principal amount and designation of any security described in the Computational Materials are subject to change prior to issuance.

Although a registration statement (including the prospectus) relating to the securities discussed in this communication has been filed with the Securities and Exchange Commission and is effective, the final prospectus supplement relating to the securities discussed in this communication has not been filed with the Securities and Exchange Commission. This communication shall not constitute an offer to sell or the solicitation of any offer to buy nor shall there be any sale of the securities discussed in this communication in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state. Prospective purchasers are referred to the final prospectus and prospectus supplement relating to the securities discussed in this communication for definitive information on any matter discussed in this communication. A final prospectus and prospectus supplement may be obtained by contacting the Merrill Lynch Trading Desk at (212) 449-3659.

Please be advised that asset-backed securities may not be appropriate for all investors. Potential investors must be willing to assume, among other things, market price volatility, prepayments, yield curve and interest rate risk. Investors should fully consider the risk of an investment in these securities.

If you have received this communication in error, please notify the sending party immediately by telephone and return the original to such party by mail.

CA										
Property Zip Code	City	Current Balance	# of Loans	%	Average Balance	Gross WAC	Remg. Term	Credit Score	Orig LTV	DSCR
90250	HAWTHORNE	6,678,908.24	6	7.47	1,113,151.37	5.243	355	751	71.69	1.26
92647	HUNTINGTON BEACH	5,106,385.98	4	5.71	1,276,596.50	4.875	356	703	61.90	1.23
91205	GLENDALE	4,170,843.77	2	4.67	2,085,421.89	6.000	357	748	56.90	1.20
90805	LONG BEACH	3,939,301.02	2	4.41	1,969,650.51	5.079	357	701	72.90	1.26
92105	SAN DIEGO	3,915,328.19	8	4.38	489,416.02	4.875	356	690	58.95	1.38
93030	OXNARD	3,890,822.96	2	4.35	1,945,411.48	5.125	356	683	55.33	1.25
90501	TORRANCE	2,996,941.37	1	3.35	2,996,941.37	5.875	357	764	65.22	1.21
90019	LOS ANGELES	2,690,040.53	4	3.01	672,510.13	5.136	356	697	65.12	1.20
90241	DOWNEY	2,472,226.65	1	2.77	2,472,226.65	5.375	357	742	74.77	1.15
91402	LOS ANGELES	2,430,000.00	1	2.72	2,430,000.00	5.500	358	767	67.88	1.15
92627	ANAHEIM	2,333,964.17	2	2.61	1,166,982.09	4.625	356	655	66.41	1.23
91768	POMONA	2,214,457.01	1	2.48	2,214,457.01	5.250	357	703	62.45	1.22
91910	CHULA VISTA	2,207,344.57	1	2.47	2,207,344.57	5.000	357	746	68.00	1.42
90803	LONG BEACH	2,027,778.05	1	2.27	2,027,778.05	5.500	357	767	68.47	1.16
91362	THOUSAND OAKS	1,596,235.06	1	1.79	1,596,235.06	5.125	356	683	58.72	1.35
91352	LOS ANGELES(SUN VLY)	1,453,335.36	1	1.63	1,453,335.36	5.125	355	691	75.00	1.22
90038	LOS ANGELES	1,396,550.18	2	1.56	698,275.09	4.875	356	708	47.09	1.44
90277	REDONDO BEACH	1,348,487.26	1	1.51	1,348,487.26	5.375	357	679	49.45	1.20
92083	VISTA	1,328,438.53	1	1.49	1,328,438.53	5.125	357	750	70.18	1.26
91504	BURBANK	1,302,458.48	1	1.46	1,302,458.48	5.125	355	731	74.86	1.18
91791	WEST COVINA	1,278,531.79	1	1.43	1,278,531.79	5.250	357	703	62.44	1.36
90602	WHITTIER	1,253,678.55	2	1.40	626,839.28	5.710	357	744	59.12	1.30
90302	INGLEWOOD	1,231,490.26	1	1.38	1,231,490.26	4.625	356	763	74.38	1.21
92805	ANAHEIM	1,198,833.67	1	1.34	1,198,833.67	6.125	357	697	60.61	1.16
90025	LOS ANGELES	1,197,043.01	1	1.34	1,197,043.01	4.875	356	706	49.79	1.30
Other	LOS ANGELES	27,703,894.73	43	31.00	644,276.62	5.273	357	717	61.88	1.30
Total:		**89,363,319.39**	**92**	**100.00**	**971,340.43**	**5.244**	**356**	**719**	**63.63**	**1.27**